UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

specialized Disclosure Report

UNIFI, INC.
(Exact name of the registrant as specified in its charter)

New York	1-10542	11-2165495
(State or other jurisdiction of	(Commission	(IRS Employer
Incorporation or organization)	File Number)	Identification No.)

7201 West Friendly Avenue
Greensboro, North Carolina	27410
(Address of principal executive offices)	(Zip code)

Thomas H. Caudle, Jr.	(336) 294-4410
(Name and telephone number, including area code, of the Person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Explanatory Note: Unifi, Inc. (the “Company” or “we”) previously determined that it was not subject to the reporting obligations pursuant to Rule 13p-1 promulgated pursuant to Section 13(p) of the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) and accordingly that it was not required to file a report on Form SD with respect to calendar year 2013. This determination was based on its reasonable and good faith gathering and analysis of relevant information, pursuant to which the Company determined that it did not manufacture or contract to manufacture products where “conflict minerals” (as defined in Rule 13p-1) are necessary to the functionality or production of those products (“necessary conflict minerals”). However, while performing procedures with respect to calendar year 2014, the Company received new information from a supplier of raw materials that led the Company to conclude that it would have filed a report on Form SD with respect to calendar year 2013, if such information had been received before the prescribed filing date. The Company has also concluded that it should nonetheless now file this report with respect to calendar year 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Company manufactures and sells high-volume commodity polyester and nylon yarns, specialized yarns designed to meet certain customer specifications and premier value-added yarns with enhanced performance characteristics. The Company sells yarns to other yarn manufacturers and knitters and weavers that produce fabric for the apparel, hosiery, home furnishings, automotive upholstery, industrial and other end-use markets. Depending on customer specifications, the Company may add dyes, chemicals and oils to certain of its yarns during the production process.

We do not purchase any conflict minerals directly from mines, smelters or refiners. We rely on our direct and indirect suppliers of raw materials for use in our products to provide information about the existence and origin of any conflict minerals in any such raw materials. In the ordinary course of our business, we have made, and continue to make, good faith surveys of our direct suppliers regarding a number of topics, and we specifically ask them to provide us with information regarding their supply chain (our indirect suppliers) and the countries of origin of any conflict minerals contained in any materials they supply to us. As part of our process and protocols, we have an interdisciplinary team of personnel who are charged with primary responsibility for gathering data and conducting the analysis that form the basis for the Company’s determinations with respect to conflict minerals. This team includes personnel from our manufacturing, supply chain, accounting, corporate compliance and legal departments or function areas.

As of the due date for filing the Form SD covering calendar year 2013, the Company had determined that there were no necessary conflict minerals in any of the products manufactured or contracted to be manufactured by the Company with respect to calendar year 2013. Based on new information furnished to us pursuant to our recent process to prepare for a possible disclosure obligation with respect to calendar year 2014 (which information had not been furnished in response to our earlier survey conducted with respect to calendar year 2013), we have learned that tin, which is one of the “conflict minerals” listed in Rule 13p-1, was contained in a raw material (two types of oils) that is necessary to the functionality or production of certain yarns that we manufactured during calendar year 2013. We believe the introduction of tin into our products was limited to the following circumstances:

(a) the presence of tin in two types of oils that are topically applied to our moisture management yarns (the “Specified Products”) during our production process for those yarns; and

(b) such oils were purchased from and through a single supplier.

To the best of our knowledge, which has been informed by our communications and surveys with our suppliers as described above, there was no other necessary conflict mineral in any products that we manufactured during calendar year 2013.

Because the Specified Products contained a necessary conflict mineral, we conducted in good faith a reasonable country of origin inquiry as required by Rule 13p-1, which inquiry was reasonably designed to determine whether the conflict mineral originated in the Democratic Republic of the Congo (“DRC”) or any of the adjoining countries that shares an internationally recognized border with the DRC (the “Covered Countries”). We determined that it did not, based on the following.

Because we do not have direct relationships with any mines, smelters or refiners who may be present in our supply chain, we specifically requested our supplier of the subject oils to engage with its suppliers (direct and indirect) to gather the information we requested from our supplier regarding the conflict mineral contained in the subject oils. As a result of such inquiries, our direct supplier received a written representation from its indirect supplier of the subject oils that the indirect supplier had completed the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template and that the tin-based products that it manufactures (which led to the subject oils) are produced from tin that it obtained from conflict free areas. Based on these inquiries and the resulting information provided to us, we have no reason to believe that any of the tin (which is the only necessary conflict mineral involved in our situation) in the subject oils we used in the Specified Products originated in any of the Covered Countries. We believe the process we followed to make this determination constitutes a reasonable country of origin inquiry.

We have posted this report on Form SD on our internet website at http://www.unifi.com. The content of our website is referenced herein as required by Rule 13p-1, is provided for general information only and is not incorporated by reference into this report on Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: February 5, 2015		UNIFI, INC.

	By:	/s/ THOMAS H. CAUDLE, JR.
Thomas H. Caudle, Jr. Vice President of Manufacturing